EXHIBIT 12.1
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	FISCAL YEAR ENDED DECEMBER 31
						Nine Months Ending
	2002	2003	2004	2005	2006	September 30, 2007
			(In thousands, except ratios)
Earnings (losses) from continuing operations before taxes	23,084	(36,573)	20,408	(25,448)	(49,431)	(17,525)

Fixed charges from continuing operations:
Interest expense and amortization of debt discount on all indebtedness	26	125	183	302	300	3,961

Interest included in rent	1,185	1,860	1,834	1,676	1,871	1,071

Total fixed charges from continuing operations	1,211	1,985	2,017	1,978	2,171	5,032

Earnings (losses) before taxes and fixed charges	24,295	(34,588)	22,425	(23,470)	(47,260)	(12,493)

Ratio of earnings to fixed charges	20.1	(A )	11.1	(A )	(A )	(A )
     The ratio of earnings to fixed charges is computed by dividing earnings (earnings from continuing operations before taxes adjusted for fixed charges from continuing operations) by fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and amortization of debt discount on all indebtedness, and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense for all facilities and equipment.
(A) Due to registrant’s losses in the fiscal years ended December 31, 2003, 2005, 2006 and for the nine months ending September 30, 2007, the ratio coverage was less than 1:1. The registrant must generate additional earnings of (amounts in thousands): $36,573, $25,448, $49,431 and $17,525 for the fiscal years ended December 31, 2003, 2005, 2006 and for the nine months ended September 30, 2007 respectively, to achieve a coverage ratio of 1:1.